Eiger Technology, Inc.

Notice of Annual and Special Meeting of Shareholders
to be held March 21st, 2006
and
Management Proxy Circular

EIGER TECHNOLOGY, INC.
NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Eiger Technology, Inc. (the “Company”) will be held at 144 Front Street West, Suite 700, Toronto, Ontario M5J 2L7 on Tuesday, the 21st day of March, 2006 at 2:00 p.m. (Toronto time) for the following purposes:

1.	to receive the audited and consolidated financial statements of the Company for the fiscal year ended September 30, 2005, together with the auditors’ report thereon;

2.	to elect the Board of Directors of the Company;

3.	to reappoint the auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

4.

to pass a special resolution, with or without amendment, that the Board of Directors approves that management can change the Company’s name and the name of any subsidiaries or change jurisdiction of the Company or any subsidiary of same;

5.

to transact such further or other business as may properly be brought before the Annual Meeting and any adjournment thereof that shareholders of record as of February 14th, 2006 are entitled to vote at the Annual and Special General Meeting.

          A copy of the Company’s Management Proxy Circular, the Company’s 2005 Annual Report, a form of proxy and a supplemental mailing list form accompany this Notice. Shareholders who are unable to attend the Annual & Special Meeting in person are requested to complete and sign the enclosed form of proxy and return it to the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, at 625 Howe St., 10th Floor, Vancouver, British Columbia V6C 3B8. Proxies must be received by Pacific Corporate Trust Company at least 48 hours (excluding Saturdays and holidays) prior to the date of the Annual Meeting or any adjournment thereof, or delivered to the chair of the Meeting on the day of the Annual Meeting prior to the commencement thereof or any adjournment thereof.

By Order of the Board of Directors

Gerry A. Racicot
President and Chief Executive Officer
Eiger Technology, Inc.

Toronto, Ontario
February 14th, 2006

Eiger Technology, Inc.
Management Proxy Circular

(Information as of February 14th, 2006, except as otherwise provided)

Annual and Special Meeting of Shareholders
To be held on March 21st, 2006 at 2:00 p.m. (Toronto Time)

Solicitation of Proxies

          This Management Proxy Circular is furnished in connection with the solicitation by Management of the Company of proxies to be used at the Company’s Annual & Special Meeting of Shareholders (the “Meeting”) to be held at the time and place and for the purposes set forth in the Notice of Annual and Special Meeting accompanying this Management Proxy Circular. The costs of such solicitation will be borne directly by the Company. The solicitation will be primarily by mail. However, the directors, officers and regular employees of the Company may also solicit proxies by telephone, facsimile or in person.

          The persons specified in the enclosed form of proxy are directors and officers of the Company. Each shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed form of proxy to attend and act for the shareholder and on the shareholder’s behalf at the Meeting or any adjournment thereof. This right may be exercised by inserting the name of their nominee in the blank space provided for that purpose in the enclosed form of proxy or by completing another proper form of proxy and, in either case, delivering the form of proxy to the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, at least 48 hours (excluding Saturdays and holidays) prior to the date of the Meeting or any adjournment thereof or delivered to the chair of the Meeting on the day of the Annual Meeting prior to the commencement thereof or any adjournment thereof. The proxy form must be dated and executed by the shareholder, or his attorney authorized in writing, and returned to Pacific Corporate Trust Company at its office, 625 Howe St., 10th Floor, Vancouver, British Columbia V6C 3B8.

Voting by Proxies and Exercise of Discretion

          The common shares of the Company (the “Shares”) represented by proxies in favour of Management will be voted or withheld from voting by the persons named in the form of proxy in accordance with the directions of the shareholder appointing them. In the absence of any direction to the contrary, it is intended that the Shares represented by proxies in favour of Management will be voted on any ballot: (a) FOR the election of the directors nominated by Management; and (b) FOR the reappointment of the auditors and the authorization of the directors to fix the auditors’ remuneration; and (c) FOR the passing of a special resolution, with or without amendment that the Board of Directors approves that management can change the names of the Company and any of its subsidiaries or change jurisdiction of the Company or any subsidiary of same. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Annual & Special Meeting but which may properly come before the Meeting or any adjournment thereof or adjournments thereof.

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Annual & Special Meeting and routine matters incidental to the conduct of the Meeting. If any further or other matter is properly brought before the Meeting, the persons designated in the enclosed form of proxy will vote thereon in accordance with their best judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

          Shareholders who purchased their Shares through a broker are referred to as beneficial shareholders. Any such beneficial shareholder who wishes to vote in person at the Meeting must insert their own name in the space provided on the voting instruction form provided by the broker and submit their instruction form to the broker in advance of the Meeting in accordance with the instructions supplied by such broker. Every broker has its own mailing procedures and provides its own return instructions, which should be carefully followed.

Revocability of Proxies

          A proxy given pursuant to this solicitation may be revoked, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Company, 144 Front Street, Suite 700, Toronto, Ontario M5J 2L7 at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting prior to the commencement thereof, or any adjournment thereof, or in any other manner permitted by law.

Voting Shares and Principal Holders Thereof

          The holders of record of Shares as at the close of business on February 14th, 2006 (the “Record Date”) are entitled to receive notice of the Meeting and will be entitled to vote at the Meeting, except that a transferee of such Shares acquired after the Record Date shall be entitled to vote the transferred Shares at the Meeting if he or she produces properly endorsed certificates for such Shares or otherwise establishes that he or she owns such Shares and demands by written request, delivered to the Company at its registered office, no later than ten days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting.

          On the Record Date, there were 38,860,174 Shares issued and outstanding. Each Share entitles the holder thereof to one vote.

          To the knowledge of the directors and officers of the Company, there is no person who beneficially owned on the Record Date, directly or indirectly, or who on such date exercised control or direction over, more than 10% of the Shares issued and outstanding on the Record Date.

Currency

          All dollar amounts set forth in this Management Proxy Circular and in the audited consolidated financial statements for the fiscal year ended September 30, 2005 are set forth in Canadian dollars.

          On February 13, 2006, the noon U.S. dollar exchange rate in Canadian dollars was Canadian $1.1547 = US $1.00.

The Consolidated Financial Statements

          The audited consolidated financial statements of the Company for the fiscal year ended September 30, 2005, together with the report of the auditors thereon, will be presented to the Meeting.

Election of Directors

          Six directors are required to be elected at the Meeting. Directors elected at the Meeting will serve until the next annual meeting of shareholders or, subject to the Company’s by-laws and to applicable laws, until their successors are elected or appointed.

          Shareholders will be asked at the Meeting to approve the resolution attached as Schedule A hereto (the “Election of Directors Resolution”). It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote FOR the Election of Directors Resolution. In order to be effected, this resolution must be approved by a majority of votes cast at the Meeting, whether represented in person or by proxy, in respect thereof.

          Management does not expect that any of the proposed nominees will be unable to serve as a director and each has consented to do so. However, if any of the proposed nominees are for any reason unable to serve as directors, the persons named in the enclosed form of proxy will use their best judgment to vote for an alternative nominee.

          The following table indicates the names of the proposed nominees, their present principal occupation or employment, the period or periods during which they have served as directors, and the approximate number of Shares beneficially owned, or over which control or direction is exercised by them. Directors who are members of the Audit Committee or the Corporate Governance and Compensation Committee are so designated below:

Nominees for Board of Directors

Name and	Principal			Beneficially
Municipality of	Occupation and			Owned
Residence	Business(1)	Age	Director Since	Shares(2)

Gerry A. Racicot	President and Chief	55	August 21, 1992	1,724,880 (5)
Norwich, ON	Executive Officer of
	the Company

Jason R. Moretto	Chief Financial	36	January 5, 2004	164,496 (4)(6)
Vaughan, ON	Officer of the
	Company

John G. Simmonds	President & CEO of	55	September 20, 2005	Nil (3)(4)(7)
King City, ON	Simmonds
	Mercantile &
	Management Inc.

Sidney S. Harkema	Retired	76	August 21, 1992	1,514,100 (3)(4)(8)
Brampton, ON

Philip Cassis	Sole Proprietor /	63	March 22, 2005	Nil (3)(4)(9)
St. Thomas, ON	Broker, Real Estate

As of Record Date

Notes:

(1)

For the last five years, each of the proposed nominees has been engaged in his current principal occupation, except for Jason Moretto who was previously engaged at BMO Nesbitt Burns and Philip Cassis who was previously engaged at China Diamond Corp.

(2)

Includes Shares over which control or direction is exercised. The information as to Shares beneficially owned or controlled, not being within the knowledge of the Company, has been provided by the nominees.

(3)	Member of the Audit Committee.

(4)	Member of the Corporate Governance and Compensation Committee.

(5)	Mr. Racicot holds options to purchase 2,000,000 Shares.

(6)	Mr. Moretto holds options to purchase 810,000 Shares.

(7)	Mr. Simmonds holds no options.

(8)	Mr. Harkema holds options to purchase 185,000 Shares.

(9)	Mr. Cassis holds no options.

Reappointment of Auditors

          SF Partnership, LLP, Chartered Accountants have been the auditors of the Company since September 13th, 2004.

          Shareholders will be asked at the Meeting to approve the resolution attached as Schedule B hereto (the “Reappointment of Auditors Resolution”). It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote FOR the Reappointment of Auditors Resolution. In order to be effected, this resolution must be approved by a majority of votes cast at the Meeting, whether represented in person or by proxy, in respect thereof.

Status of Stock Option Plan

The Company established a stock option plan in 1997 as a means to attract, retain and reward key officers and employees of the Company. Under the Stock Option Plan, the Board of Directors of the Company may, in its discretion, grant options to purchase Shares (“Options”) to eligible participants from time to time at an exercise price fixed in compliance with the Stock Option Plan, applicable law and with the rules of The Toronto Stock Exchange. The maximum number of Shares available for issuance to any one person under the Stock Option Plan is 5% of the issued and outstanding share capital of the Company. Options granted pursuant to the Stock Option Plan are non-transferable and non-assignable and are granted for terms not exceeding 10 years. All unexercised Options will immediately expire if an optionee’s employment is terminated by the Company for cause. In the event that an optionee’s employment is terminated other than for cause, the optionee may be required to exercise any unexercised Options within 30 days after the date of cessation of employment.

          The number of Shares that may be issued under the Stock Option Plan fluctuate due to the granting, termination and expiry of Options. At present, there is a sufficient number of Options available for the Board of Directors of the Company to fulfil the mandate of the Stock Option Plan.

Remuneration of Directors and Officers

          Summary of Executive Compensation

          The Company had 2 executive officers. The following table provides a summary of the compensation paid to the Chief Executive Officer of the Company and one other most highly compensated executive officer of the Company who is deemed as a Named Executive Officer by law (together the “Named Executive Officers”) for fiscal year 2005:

		Summary Compensation Table
		Annual Compensation			Long Term
					Compensation

					Securities Under
Name and Principal	Fiscal			Other Annual	Options Granted	All Other
Position	Year	Salary	Bonus	Compensation	(# shares)(1)	Compensation

Gerry A. Racicot	2005	$150,000	Nil	Nil	500,000	Nil
President and Chief	2004	$150,000	Nil	Nil	700,000	Nil
Executive Officer	2003	$228,000	Nil	Nil	100,000	Nil

Jason R. Moretto	2005	$150,000	Nil	Nil	250,000	Nil
Chief Financial
Officer	2004	$150,000	Nil	Nil	450,000	Nil

Options Granted During the Fiscal Year

The following table sets out the individual grants of options to purchase Shares during the Company’s most recently completed fiscal year to the Named Executive Officers, pursuant to the Stock Option Plan:

Market Value
		% of Total		of Securities
	Shares	Options		underlying
	under	Granted to	Exercise	Options on the
	Options	Employees in	Price	Date of Grant
Name	Granted	Fiscal 2005	($/Share)	($/Share)	Expiration Date

Gerry A. Racicot	500,000(1)	50.0%	0.40	Nil	October 9, 2009

Jason R. Moretto	250,000(1)	25.0%	0.40	Nil	October 9, 2009

Notes:

(1)	Vesting immediately.

Aggregate Options Exercised During the Fiscal Year and Option Values as at September 30, 2005

The following table sets out the number of options to purchase Shares exercised during the Company’s most recently completed fiscal year, if any, by the Named Executive Officers, and the number of unexercised options and the value of unexercised “in the money” options held as at September 30, 2005, if any, by such persons:

Value of
Unexercised In-
			Unexercised	The-Money
			Options at	Options at
			September 30,	September 30,
	Shares Acquired	Aggregate	2005 (Exercisable/	2005 (Exercisable/
	on Exercise	Value Realized	Unexercisable)	Unexercisable)(1)
Name	(#)	($)	(#)	($)

Gerry A. Racicot	Nil	Nil	2,000,000/Nil	Nil/Nil

Jason R. Moretto	Nil	Nil	810,000/Nil	Nil/Nil

Notes:

(1)	The closing price of the Shares on The Toronto Stock Exchange on September 30, 2005 was $ 0.185.

Compensation of Directors

          Three of the directors of the Company are unrelated directors and are not employees of the Company. They are appointed to serve as directors of the Company for a term of one year until the next annual general meeting of shareholders. During fiscal year 2005, one of the unrelated directors of the Company earned a total of $2,400.00 for his service on the Board of Directors and the other two directors, Mr. Gerry A. Racicot and Mr. Jason R. Moretto, did not receive any compensation for their service on the Board of Directors. The Company’s Corporate Governance and Compensation Committee will determine and recommend a reasonable directors compensation in light of the imposition of increased liabilities and obligations demanded of the directors of a public company since the Sarbane-Oxley Act.

          Employment Contracts and Termination Arrangements

          There is no employment contract between the Named Executive Officers and the Company. The Company’s Corporate Governance and Compensation Committee is mandated to deal with compensation issues for the Executive Officers and all the directors of the Company.

          Corporate Governance and Compensation Committee

          On December 13, 2000 the Board of Directors of the Company decided to establish the Corporate Governance and Compensation Committee of the Board of Directors (the “CGC Committee”). The mandate of the CGC Committee was also adopted on December 13, 2000, and it is expected that the CGC Committee will carry out its mandate in fiscal year 2006.

          The CGC Committee, in addition to its responsibility of developing the Company’s philosophy to governance issues, is generally responsible for developing the Company’s overall compensation philosophy, developing corporate succession and development plans at the executive officer level, making recommendations to the Board of Directors with respect to the appointment and remuneration of the Company’s executive officers, and developing other compensation and benefit programs.

          Composition of the CGC Committee

          For the fiscal year 2005 Mr. Jason Moretto, Mr. John Simmonds, Mr. Philip Cassis and Mr. Sidney Harkema (Chairman) served as members of the CGC Committee.

          The CGC Compensation Committee does not constitute soliciting material and should not be deemed to be filed or incorporated by reference into any of our filings under the U.S. Securities Exchange Act of 1934.

CGC Compensation Committee Report on Executive Compensation

          Compensation Philosophy

          In general, the CGC Committee has adopted the following objectives with respect to the compensation of the Company’s executive officers:

1.	attracting and retaining highly qualified executives by offering salaries that are competitive in the market and environment in which the Company operates;

2.	fostering team work and an entrepreneurial spirit;

3.	recognizing and encouraging leadership, sound managerial judgment, annual financial performance and individual achievement;

4.	rewarding the development and successful implementation of strategic initiatives and operating plans;

5.	motivating long-term financial performance;

6.	fostering identification with shareholder interests; and

7.	retaining top-performing high-potential executives through the use of prudent, equity-based compensation.

          Compensation Policy

          In order to achieve the Company’s compensation objectives, and based on the CGC Committee’s assessment of compensation packages for executives with comparable positions at other public and private companies, the CGC Committee will continue in fiscal year 2006, to implement a pay-for-performance executive compensation program which provides compensation based on increases in shareholder wealth, the Company’s financial performance and individual performance. This compensation program will consist of three main components, each designed to achieve a distinctive objective:

(i)	Base Salary and Benefits – provides regular compensation for services rendered at a level sufficient to retain and motivate the Company’s executive officers, in particular over the short-term; and

(ii)

Long-Term Equity-Based Incentives – discretionary stock options are designed to form an integral part of the pay packages of both the Company’s executives and employees. The CGC Committee believes that stock options, which are designed to focus attention on share values, are the most effective way of aligning the long-term interests of the Company’s executives and employees and those of the Company’s shareholders.

(iii)

Performance-Based Incentives – intended as a bonus opportunity, the bonus management incentive plans are intended to serve as a reward for the achievement of specific financial operating results by achieving or surpassing performance targets relating to growth, increase in value of the operating companies and increase in shareholder wealth as reflected by the stock prices of the Company and its subsidiaries.

          Determination of Compensation of Executive Officers

          The CGC Committee will consider and determined the executive compensation of the two key executive officers, Gerry A. Racicot, President and Chief Executive Officer and Jason Moretto, Secretary and Chief Financial Officer. The CGC Committee takes into account that much of the Company’s development, and future potential, is directly attributable to the efforts, unique skills and experience of these executive officers. Therefore, when designing the compensation program, the CGC Committee will consider competitive employment packages that will reflect their contributions to the Company.

          Report submitted by the Corporate Governance and Compensation Committee

Total Shareholder Return Comparison

          Over the five-year period ended September 30, 2005, a $100 investment in the Company’s Shares decreased to $5.87. During the same period, a $100 investment in the S&P/TSX Composite Total Return Index grew to $106.11.

          The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The Company paid no dividends during this period.

          The following graph compares the cumulative shareholder return of the Shares with the cumulative returns of the S&P/TSX Composite Total Return Index over the five-year period ended September 30, 2005. (1)

CUMULATIVE TOTAL RETURN OF $100 INVESTED OCTOBER 1, 2000

(1)	Assumes that the initial value of the investment in the Shares on the TSX and in the S&P/TSX Composite Total Return Index was $100 on October 1, 2000.

Indebtedness of Directors, Officers and Employees

          As at February 14th, 2006 none of the current or former directors, officers or nominees as directors or employees of the Company is indebted to the Company.

Directors’ and Officers’ Insurance and Indemnification

          By agreements dated May 31, 1996, the Company has agreed to indemnify Mr. Gerry A. Racicot, Mr. Jason Moretto, Mr. Sidney Harkema, Mr. Philip Cassis, Mr. John Simmonds and any future directors and officers from and against any liability and cost in respect of any action or suit against him acting as director and officer of the Company, subject to the limitation contained in the Business Corporations Act (Ontario).

Statement of Corporate Governance Practices

          The Toronto Stock Exchange (the “TSX”) requires all listed companies to disclose on an annual basis their approach to corporate governance. Given the relatively small size of the Board of Directors, the Board discharges most of its responsibilities directly, rather than through committees. (The exceptions being the audit committee and corporate governance committee, which are discussed below). The following statement of the Company’s governance practices responds to the TSX guidelines for effective corporate governance (the “Guidelines”).

          The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Although there is no requirement that the Company comply with the Guidelines, and the TSE Report on Corporate Governance (the “TSE Report”) recognizes that each company should have the flexibility to develop its own approach to corporate governance, the Company considers the Guidelines to be helpful in monitoring the effectiveness and the evolution of its corporate governance procedures.

          The Board of Directors of the Company considers the Guidelines to be an appropriate model for a fully mature reporting issuer. The Company’s current corporate governance procedures are designed to reflect fairly the interests of all of the Company’s shareholders and the Company’s entrepreneurial nature.

          Below is a table setting out the Guidelines and commentary concerning the extent to which the Company conforms with such Guidelines.

TSE Corporate Governance Guidelines			Comments

1.	The Board of Directors should explicitly assume responsibility for stewardship of the Company, and specifically assuming responsibility for:

	(a)	Adoption of a strategic planning process
The Board of Directors has not formally adopted a strategic planning process for the Company. The Board continues to pursue its strategic plan of building on its manufacturing, R&D and technology base already in place. In particular, Mr. Gerry A. Racicot, Chief Executive Officer, and Mr. Jason Moretto, Chief Financial Officer, are responsible for developing and reviewing the strategic direction of the Company and making recommendations on corporate strategies to the Board of Directors.

	(b)	Identification of principal risks of the Company’s business and implementing appropriate risk-management systems
The Board of Directors, with the assistance of its Audit Committee, identifies, assesses, and monitors the principal risks of businesses of the Company and manages appropriate systems to manage such risks.

	(c)	Succession planning and monitoring senior management	The CGC Committee is mandated to review the corporate succession and development plans at the executive officer level and will continue its progress in 2006.

	(d)	Communications policy	The Company has adopted a communications policy, to open the lines of communications to

TSE Corporate Governance Guidelines

Comments

current and potential investors. Mr. Gerry A. Racicot, Chief Executive Officer, and Mr. Jason Moretto, Chief Financial Officer, are responsible for reviewing and determining the type of information to be publicly disclosed, approving press releases and other forms of communication.

(e) Integrity of internal control and management information systems
The Chief Executive Officer, and the Chief Financial Officer, are responsible for the development, review and implementation of systems that safeguard the integrity of internal control and management information. The Audit Committee reviews the integrity of internal controls and management information systems since fiscal 2005.

2.	Majority of directors should be “unrelated” (independent of management and free from conflicting interest)
During fiscal year 2005, the Board of Directors was composed of five directors, three being inside management directors and two being outside directors. All of the two current outside directors are considered by the Board of Directors as “unrelated” within the meaning of the Guidelines. They are Sidney Harkema, Philip Cassis. The Board of Directors considers that the inside directors and the outside directors were able to, and did act, with a view to the best interests of the Company and were sensitive to the avoidance and disclosure of conflicts of interests. The Board of Directors will be attempting to amend the composition of the Board to ensure the majority of directors are outside directors.

3.	Disclose for each director whether he or she is related, and how that	An “unrelated director” under the TSE Report is a director who

TSE Corporate Governance Guidelines		Comments

he or she is related, and how that conclusion was reached
the TSE Report is a director who is free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Company, other than an interest arising from the director’s shareholdings. All of the outside directors are unrelated. They are not employees of the Company and there are no material contracts between any of them with the Company.

4.	Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new board nominees and assessing directors	It is part of the mandate of the CGC Committee to propose board nominees and assess directors. The Committee is made up of a majority of unrelated directors.

5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors
Commencing in fiscal year 2006, the Board of Directors, as part of its mandate is developing a process for assessing its effectiveness as a whole, and to assess each director’s contribution to the Company. The Board of Directors will consider carrying out an annual survey of directors on the effectiveness of the Board and its directors.

6.	Provide orientation and education programs for new directors	Commencing in fiscal year 2000, the Chief Executive Officer and CFO as part of their mandate developed and implemented orientation and education programs for new recruits to the Board of Directors.

TSE Corporate Governance Guidelines			Comments

7.	Examining the size of the Board with a view to effectiveness and consider reducing the size of the Board of Directors.
The Board of Directors considers its current size to be appropriate at the current time. The Board will be increased to 6 members from 5 members and will seek out an additional director to provide a majority of “unrelated” directors.

8.	Review compensation of directors in light of risks and responsibilities.
The Company sets its compensation for directors based on competitive market rates and the responsibilities and risks of directors in connection with their duties to the Company. The CGC Committee reviewed the compensation of directors in fiscal 2005 and will continue to do so in 2006.

9.	(a)	Committees should generally be composed of non-management directors; and	Non-management directors of the Company are the majority of members of both Audit and CGC committees.

	(b)	A majority of committee members should be unrelated.	The Audit Committee and the CGC Committee are composed of a majority of unrelated directors.

10.	Appoint a committee responsible for approach to corporate governance issues.		The CGC Committee, created on December 13, 2000 are responsible for developing the Company’s approach to governance issues and will continue in 2006.

11.	(a)	Define limits to management’s responsibilities by developing mandates for:

TSE Corporate Governance Guidelines		Comments

(i)	The Board; and

The Board of Directors’ mandate is to oversee the conduct of the Company’s business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling this mandate, the Board of Directors assumes responsibility for the following:

(i) Reviews the strategic direction of the Company on an annual basis; and

(ii) Acts with the objective to maximize shareholder value in a manner consistent with good corporate citizenship, including fair treatment of the Company’s employees, customers and suppliers.

The Board of Directors has adopted a Board Charter as a part of its commitment to the standards of corporate governance and Code of Conduct for the Directors.

The Board of Directors will meet 4 times a year, and more frequently if required. The Board of Directors met 4 times during the 2005 fiscal year.

(ii)	The CEO.
The Board of Directors has not developed a mandate for the Chief Executive Officer. It is of the view that because the Board of Directors has plenary power, any responsibility not delegated with management will remain with the Board. Management is expected to act in a manner consistent with the Board’s objectives and to achieve the best interest for the Company.

TSE Corporate Governance Guidelines			Comments

	(b)	The Board of Directors should approve the CEO’s corporate objectives	See the description set out above

12.	Establish procedures to enable the Board of Directors to function independently of management.
The Board has functioned, and is of the view that it can continue to function, independently of management, as required. To ensure the Board can function independently of management, the Board has created the CGC Committee and the Chairman of the Board is Mr. Sidney Harkema who is not a member of management.

13.	(a)	Establish an Audit Committee with a specifically defined mandate.
The Board has assigned specific responsibilities to the Audit Committee. The Audit Committee has adopted its own Charter which includes reviewing the Company’s audited financial statements prior to their approval by the Board of Directors and making recommendations to the Board of Directors with respect to the appointment of auditors.

	(b)	All members of the Audit Committee should be non-management directors.	The majority of Audit Committee members are non-management and unrelated directors and at least one member of the Committee has accounting or related financial experience.

14.	Implement a system to enable individual directors to engage outside advisors, at the Company’s expense.		The CGC Committee is responsible for approving the engagement of an outside advisor at the Company’s expense in respect of a matter involving the Company.

General Matters

          At the time of issue of this Management Proxy Circular, the Company has no matter of particular significance, other than the matters described in the accompanying Notice of Annual & Special Meeting, which it intends to place before the shareholders at the Meeting.

          The Company’s 2005 Annual Report, containing the Company's consolidated financial statements for the fiscal year ended September 30, 2005, is being mailed to the shareholders of the Company with the Notice of Annual & Special Meeting, this Management Proxy Circular, a form of proxy and a supplemental mailing list form.

Approval by Board of Directors

          The Board of Directors has approved the contents of this Management Proxy Circular and its sending to the shareholders of the Company.

Gerry A. Racicot
President and Chief Executive Officer

Toronto, Ontario
February 14th, 2006

SCHEDULE A

ELECTION OF DIRECTORS

RESOLVED THAT:

         The following persons be and are hereby elected as directors of the Company until the next annual meeting of shareholders or until their successors are elected or appointed:

Gerry Racicot

Jason Moretto

Sidney Harkema

Philip Cassis

John Simmonds

SCHEDULE B

REAPPOINTMENT OF AUDITORS

RESOLVED THAT:

1.	SF Partnership, LLP Chartered Accountants be reappointed as the auditors of the Company; and

2.	The Board of Directors of the Company is hereby authorized and directed to fix the auditors’ remuneration.

SCHEDULE C

Jurisdiction and/or Name Change

RESOLVED THAT:

The Board of Directors approves that management can change the Company’s name and the name of any subsidiaries or change jurisdiction of the Company or any subsidiary of same.

SUPPLEMENTAL MAILING LIST RETURN CARD

TO:	Registered and Non-Registered Shareholders of
EIGER TECHNOLOGY, INC.

The undersigned certifies that he/she is the owner of securities (other than debt instruments) of EIGER TECHNOLOGY, INC. (the “Company”) and requests that he/she be placed on the Company’s Supplemental Mailing List in respect of its interim financial statements.

DATE	_______________________________________

_______________________________________
Signature

_______________________________________
Name – Please Print

_______________________________________
Address

_______________________________________

NOTE:

If you wish to be included in the Company’s Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to PACIFIC CORPORATE TRUST COMPANY, Stock Transfer Department, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8

DETACH – THIS IS YOUR PROXY

EIGER TECHNOLOGY, INC.

PROXY SOLICITED BY MANAGEMENT

For use at the Annual & Special Meeting of Shareholders to be held on
Tuesday, the 21st day of March, 2006

The undersigned holder of common shares (the “Shares”) of Eiger Technology, Inc. (the “Company”) hereby nominates and appoints Gerry A. Racicot, President and Chief Executive Officer of the Company, or failing him, Jason Moretto, Chief Financial Officer of the Company, or instead of either of the foregoing _____________________________________________, as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Company to be held on Tuesday, the 21st day of March, 2006 (the “Meeting”) at 2:00 p.m. (Toronto time), at 144 Front Street, Suite 700, Toronto, Ontario M5J 2L7 and at any adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, the nominees designated above are specifically directed, on any ballot that may be called for, to vote the Shares registered in the name of the undersigned as specified below (see Notes below):

(a)	i) VOTE FOR [ ] or VOTE AGAINST [ ] or WITHHOLD VOTE [ ] for the election of GERRY RACICOT as a director of the Company;

ii) VOTE FOR [ ] or VOTE AGAINST [ ] or WITHHOLD VOTE [ ] for the election of JASON MORETTO as a director of the Company;

iii) VOTE FOR [ ] or VOTE AGAINST [ ] or WITHHOLD VOTE [ ] for the election of JOHN SIMMONDS as a director of the Company;

iv) VOTE FOR [ ] or VOTE AGAINST [ ] or WITHHOLD VOTE [ ] for the election of SIDNEY HARKEMA as a director of the Company;

v) VOTE FOR [ ] or VOTE AGAINST [ ] or WITHHOLD VOTE [ ] for the election of PHILIP CASSIS as a director of the Company;

(b)	VOTE FOR [ ] or VOTE AGAINST [ ] for the reappointment of SF Partnership, LLP Chartered Accountants, as auditors and to authorize the directors to fix their remuneration; and

(c)	VOTE FOR [ ] or VOTE AGAINST [ ] the passing by Special Resolution, with or without amendments, that the Board of Directors approves that management can change the Company’s name and the name of any subsidiaries or change jurisdiction of the Company or any subsidiary of same all as described in the Management Proxy Circular of the Company delivered to the shareholders of the Company in connection with the Meeting.

If any amendments or variations to the matters referred to above or to any other matters identified in the Notice of the Annual Meeting are proposed at the Meeting or any adjournment or adjournments thereof or if any other matters which are not now known to Management of the Company should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the proxy nominees to vote on such amendments or variations or such other matters in accordance with the best judgment of the proxy nominees.

This proxy is solicited on behalf of Management of the Company for use at the Meeting and any adjournment or adjournments thereof. Shareholders of the Company have the right to appoint a person other than the nominee designated above to attend and act on their behalf at the Meeting and may exercise such right by inserting the name of their nominee in the blank space provided for that purpose above or by completing another proper form of proxy and, in either case, by returning the completed proxy to the Company’s registrar and transfer agent, Pacific Corporate Trust Company at 625 Howe Street, 10th Floor, Vancouver, British Columbia V6C 3B8 not less than 48 hours (excluding Saturdays and holidays) prior to the Meeting or any adjournment thereof or delivered to the chair of the Meeting on the day of the Meeting prior to its commencement thereof or any adjournment thereof.

DATED the _________day of _______________________, 2006

______________________________________________	______________________________________________
Signature of Shareholder	Name of Shareholder (Please Print)

NOTES:

1.

The Shares represented by this proxy will be voted or withheld from voting, or voted for or against, as the case may be, on any ballot that may be called for in accordance with the foregoing directions and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the event that no specification has been made with respect to voting for, withhold voting or voting against any of the resolutions described above, the proxy nominees are instructed to vote the Shares represented by this proxy FOR such resolution.

2.

This proxy form must be signed and dated by the shareholder or his attorney authorized in writing or, if the shareholder is a Company, by any officer or attorney of the Company duly authorized. If the proxy form is not dated in the space provided, it is deemed to be dated on the date on which it is mailed by the Company.